Exhibit 99.1

Alarum Releases Preliminary Results for the Third Quarter of 2023;
Expects Record Cashflow from Operating Activities of More Than $1.5 Million

Accumulated revenues from the beginning of 2023, Increased to $19.3 million,
Exceeding Revenues for the Entire Year of 2022

Tel Aviv, Israel, Oct. 10, 2023 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of internet access and web data collection solutions, today provided preliminary key financial metrics guidance for the nine months ended September 30, 2023.

Based on a preliminary, unaudited review, Alarum anticipates reporting strong performance for the third quarter of 2023, highlighting continued operating and business growth:

●	Accumulated revenues from the beginning of 2023 until the end of the third quarter, estimated at $19.3 million, exceeding the entire revenues of 2022, and representing an increase of 45% compared to the same period of 2022. Revenues for the third quarter of 2023 totaled to approximately $6.6 million, compared to $4.8 million for the same period in 2022, representing growth of 37%.

●	In the third quarter of 2023, the Company achieved over $1.5 million in positive cashflow from operating activities, compared to negative cashflow of $1.4 million for the same period in 2022.

●	Cash and cash equivalents balance as of September 30, 2023, amounted to approximately $7.7 million.

“At the beginning of the third quarter, we decided to direct efforts to improve our profitability. As part of our strategy, we implemented a scale down of investments into the consumer segment and focused on our enterprise business. Our decision immediately bears fruit - NetNut continues to accelerate its growth, resulting in consolidated revenues for the third quarter of 2023 of approximately $6.6 million, alongside a significant improvement in our bottom line. Accumulated revenues from the beginning of 2023, already surpass the total revenues of 2022 and we expect substantial improvement in our positive cashflow of more than $1.5 million, alongside improvements in additional financial parameters,” commented Shachar Daniel, Chief Executive Officer of Alarum.

Alarum expects to release the fully reviewed financial statements on or before November 30, 2023.

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of internet access and web data collection solutions. The solutions by NetNut, our Enterprise Internet Access arm, are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee privacy, quality, stability, and the speed of the service.

For more information about Alarum, please visit www.alarum.io.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws and the Israeli securities law. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses its preliminary unaudited results for the third quarter ended September 30, 2023, the expected positive cashflow from operating activities and that the above mentioned preliminary unaudited results are highlighting continued operating and business growth. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Company is providing revenue, cashflow from operating activities and cash and cash equivalents balance estimates in this press release, rather than final amounts, primarily because the financial closing process and review are not yet complete and, as a result, the Company’s results upon completion of its closing process and review may vary from these preliminary estimates.

INVESTOR RELATIONS CONTACTS:

Michal Efraty

+972-(0)52-3044404
investors@alarum.io